The information in this Prospectus Supplement is not complete and may be changed. This Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to
General Instruction II. L. of Form-10
File No. 333-170416
SUBJECT TO COMPLETION, DATED DECEMBER 2, 2010

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 18, 2010)
Cdn$
SHAW COMMUNICATIONS INC.
  % Senior Notes due
  % Senior Notes due

The           senior notes (the “          Notes”) of Shaw Communications Inc. (“Shaw” or the “Corporation”) will bear interest at the rate of  % per year. Shaw will pay interest on the           Notes on           and           of each year, beginning          , 2011. The          Notes will mature on          ,  . The           senior notes (the “          Notes” and, together with the           Notes, the “Notes”) of Shaw will bear interest at the rate of  % per year. Shaw will pay interest on the           Notes on           and           of each year, beginning          , 2011. The           Notes will mature on          ,     .

Shaw may redeem some or all of the           Notes and the           Notes at any time at the relevant redemption prices described in this Prospectus Supplement. Shaw may also redeem all of either or both series of Notes at any time if certain changes affecting Canadian taxation occur. Upon a Change of Control and a Rating Event (each, as defined herein) in respect of a series of Notes, the Corporation will be required to make an offer to repurchase such Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes — Repurchase upon Change of Control Triggering Event”. The Notes do not have the benefit of any sinking fund.

The Notes will be unsecured obligations of Shaw and will rank equally with all other unsecured senior indebtedness of Shaw.

Investing in the Notes involves risks. See “Risk Factors” beginning on page 24 of the Prospectus.

	Price to		Agents’		Net Proceeds to
	the Public(1)		Commission		the Corporation(2)

Per Note:		%		%		%
Total(3):	Cdn$		Cdn$		Cdn$
Per Note:		%		%		%
Total(3):	Cdn$		Cdn$		Cdn$

Notes:

(1)	Plus accrued interest from December , 2010 in the case of the Notes, if settlement occurs after that date, and plus accrued interest from in the case of the Notes.

(2)	Before deducting expenses of the offering, estimated at Cdn$800,000, payable by the Corporation.

(3)	Assumes the maximum aggregate principal amount of each series of Notes offered pursuant to this Prospectus Supplement is sold.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the Notes, or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This offering is made by Shaw, a foreign private issuer, which is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Shaw prepares its financial statements in accordance with Canadian generally accepted accounting principles, and such financial statements are subject to Canadian auditing and auditor independence standards. Thus, Shaw’s financial statements may not be comparable to financial statements of United States companies.

Owning the Notes may have tax consequences in both the United States and Canada. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. Please read the section titled “Certain Income Tax Considerations” in this Prospectus Supplement.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that Shaw is incorporated in Alberta, Canada, most of its officers and directors and some or all of the Agents and experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and all or a substantial portion of the assets of Shaw and said persons are located in Canada or other jurisdictions outside the United States.

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. Closing of the offering and delivery of the Notes in book-entry form only through CDS Clearing and Depository Services Inc. (“CDS”) is expected to occur on or about December   , 2010, but in any event not later than December   , 2010.

The Agents (as defined herein) are affiliates of lenders (“Lenders”) to Shaw to which Shaw is currently indebted. Consequently, Shaw may be considered to be a connected issuer of each of the Agents for the purposes of Canadian securities laws. The net proceeds from the sale of the Notes will be used to reduce indebtedness of Shaw to the Lenders. Because each of the Lenders will receive more than 5% of the net proceeds of the offering, the offering will be conducted in accordance with Rule 2720(a)(1) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. See “Relationship Between Shaw and the Agents and Conflict of Interest” and “Use of Proceeds”.

TD SECURITIES	SCOTIA CAPITAL

CIBC World Markets	RBC Capital Markets

The date of this Prospectus Supplement is          , 2010

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of each series of Notes being offered. The second part, the Prospectus, gives more general information, some of which may not apply to the Notes being offered.

If the description of the Notes varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. (the “Agents”) are not, making an offer to sell Notes in any jurisdiction where the offer or sale is not permitted by law.

This Prospectus Supplement and the Prospectus are part of a registration statement (the “U.S. Registration Statement”) on Form F-10 that we filed with the United States Securities and Exchange Commission (the “SEC”) relating to our debt securities and certain of our other securities.

In this Prospectus Supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the Prospectus. All financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using generally accepted accounting principles which are in effect from time to time in Canada (“Canadian GAAP”), which may differ from generally accepted accounting principles which are in effect from time to time in the United States (“U.S. GAAP”). Therefore, the consolidated financial statements of Shaw incorporated by reference in this Prospectus Supplement and the Prospectus and any other documents incorporated by reference herein and therein may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to our reconciliation of Canadian GAAP to U.S. GAAP for our audited consolidated balance sheets as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, for a discussion of the principal differences between our financial results and financial condition as determined under Canadian GAAP and U.S. GAAP, respectively. See “Documents Incorporated by Reference.”

Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Notes.

Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the Prospectus. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Shaw Communications Inc., Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 (telephone (403) 750-4500) or by accessing those disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or on the website maintained by the SEC which may be accessed at www.sec.gov.

The following documents, which were filed with the securities commission or other similar authority in each of the provinces of Canada and filed with or furnished to the SEC are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	the annual information form of Shaw dated November 5, 2010, excluding the section entitled “Ratings” under the heading “Capital Structure, Dividends and Related Matters”;

(b)	the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and the statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2010;

(d)	the management proxy information circular dated November 24, 2009 relating to the annual general meeting of shareholders of the Corporation held on January 14, 2010;

(e)	reconciliation of Canadian GAAP to U.S. GAAP for the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008; and

(f)	auditors’ report on the reconciliation of Canadian GAAP to U.S. GAAP for the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008.

Any documents of the type referred to in the preceding paragraph or similar material, including all annual information forms, all information circulars, all financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, and all updated earnings coverage ratio information filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of any offering under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement. Shaw also incorporates by reference into this Prospectus Supplement and the U.S. Registration Statement, of which this Prospectus Supplement and the Prospectus form a part, any information Shaw files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled “Ratings” or another similar caption shall not be deemed incorporated by reference into this Prospectus Supplement and the U.S. Registration Statement of which this Prospectus Supplement forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

Any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the Prospectus to the extent that a statement contained in this Prospectus Supplement or the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement and the Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein may constitute “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “target”, “guideline”, “goal” and other similar expressions generally identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to Shaw’s future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors Shaw believes are appropriate in the circumstances. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, industry structure and stability, government regulation and the integration of recent acquisitions.

Shaw cannot guarantee future results, levels of activity, performance or achievements. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results, performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market or business conditions and industry trends;

•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;

•	Shaw’s ability to execute its strategic plans;

•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;

•	changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States;

•	Shaw’s status as a holding company with separate operating subsidiaries;

•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States;

•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities; and

•	additional risks described under “Risk Factors” in the Prospectus.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, Shaw’s actual results, performance or achievements may vary materially from those described herein. Consequently, all of the forward-looking statements made in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein or therein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. The Corporation provides certain financial guidance for future performance incorporated by reference herein as the Corporation believes that certain investors, analysts and others utilize such information in order to assess the Corporation’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Corporation’s financial guidance may not be appropriate for other purposes.

The forward-looking statements (and such risks, uncertainties and other factors) contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein are made only as of the date of such document and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any of the forward-looking statements contained herein to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of each series of Notes, see “Description of Notes” in this Prospectus Supplement and “Description of Debt Securities” in the Prospectus. References to “Shaw” or the “Corporation” in this summary refer only to Shaw Communications Inc. and its successors, and not to any of its subsidiaries.

Issuer	Shaw Communications Inc.

Notes Offered	Up to $ aggregate principal amount of % Senior Notes due (the “ Notes”).

Up to $ aggregate principal amount of % Senior Notes due (the “ Notes” and, together with the Notes, the “Notes”).

Price to the Public	For the Notes, % of the principal amount plus accrued interest from December , 2010, if settlement occurs after that date.

For the Notes, % of the principal amount plus accrued interest from .

Interest Rate and Interest Payment Dates	We will pay interest on the Notes at a rate of % per annum, in arrears, in equal semi-annual installments on and of each year, commencing on , 2011. The initial coupon payment on the Notes will be in the amount of $ .

We will pay interest on the Notes at a rate of % per annum, in arrears, in equal semi-annual installments on and of each year, commencing on , 2011. The initial coupon payment on the Notes will be in the amount of $ .

Maturity	The Notes will mature on .

The Notes will mature on .

Ranking	The Notes will be senior unsecured obligations of Shaw and will rank equally and ratably with all existing and future senior unsecured indebtedness of Shaw. The Notes will effectively rank behind all existing and future indebtedness and other liabilities, including trade liabilities, of Shaw’s subsidiaries. See “Description of Notes — General”.

Additional Amounts	Any payments with respect to the Notes made by Shaw will be made without withholding or deduction for Canadian taxes, unless required by law or the interpretation or administration thereof, in which case Shaw will pay such additional amounts as may be necessary so that the net amount received by holders of the Notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Debt Securities — Payment of Additional Amounts” in the Prospectus.

Redemption	Shaw may redeem some or all of the Notes at any time at the relevant redemption prices described in this Prospectus Supplement. Shaw may also redeem all of either or both series of Notes at any time if certain changes affecting Canadian taxation occur. See “Description of Notes — Optional Redemption” and “Description of Notes — Redemption for Changes in Canadian Tax Law” in this Prospectus Supplement.

Change of Control	Upon a Change of Control and a Rating Event (each, as defined herein) in respect of a series of Notes, the Corporation will be required to make an offer to repurchase such Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes — Repurchase upon Change of Control Triggering Event”.

Sinking Fund	None.

Certain Covenants	The Indentures (as defined herein) will restrict the ability of the Corporation and its subsidiaries to incur liens, enter into sale and leaseback transactions and consolidate, merge or transfer all or substantially all of Shaw’s assets and the assets of its subsidiaries on a consolidated basis. In addition, the Indentures will limit Shaw’s subsidiaries’ ability to incur additional indebtedness. These covenants are subject to important qualifications and limitations. See “Description of Debt Securities — Certain Covenants” in the Prospectus.

Use of Proceeds	The net proceeds from the sale of the Notes offered hereby, after payment of expenses of the offering and the Agents’ commission, are estimated to be $ (assuming that the maximum number of each series of Notes offered pursuant to this Prospectus Supplement are sold). The net proceeds of this offering will be used for repayment of debt. See “Use of Proceeds”.

Risk Factors	Investing in Notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of the Prospectus.

Governing Law	The Notes and the Indentures will be governed by the laws of the Province of Alberta.

Relationship Between Shaw and the Agents and Conflict of Interest	The Agents are affiliates of lenders (“Lenders”) to Shaw to which Shaw is currently indebted. Consequently, Shaw may be considered to be a connected issuer of each of the Agents for the purposes of Canadian securities laws. The net proceeds from the sale of the Notes will be used to reduce indebtedness of Shaw to the Lenders. Because each of the Lenders will receive more than 5% of the net proceeds of the offering, the offering will be conducted in accordance with Rule 2720(a)(1) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. See “Relationship Between Shaw and the Agents and Conflict of Interest” and “Use of Proceeds”.

SHAW COMMUNICATIONS INC.

Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw’s total revenue for the years ended August 31, 2010 and 2009 was approximately $3.7 billion and $3.4 billion, respectively. As at August 31, 2010, Shaw had assets of approximately $10.2 billion.

On October 27, 2010, Shaw closed its purchase (the “Canwest Acquisition”) of 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of CW Investments Co., the company that owned the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”). The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid prior to closing to acquire certain shares of CW Investments Co. from affiliates of Goldman Sachs Capital Partners and the debt assumed at the CW Media Group level, was approximately $2 billion.

On November 17, 2010, Bradley S. Shaw was appointed as Chief Executive Officer of the Corporation, replacing Jim Shaw who will continue as Vice Chair and a member of the Board of Directors of the Corporation. Bradley S. Shaw will continue as a member of the Board of Directors.

For further information relating to the business of Shaw, please refer to Shaw’s annual information form incorporated by reference into this Prospectus Supplement. Shaw’s executive offices are at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.

USE OF PROCEEDS

The net proceeds from the sale of the Notes offered hereby, after payment of estimated expenses of the offering and the Agents’ commission, are estimated to be $         (assuming that the maximum number of each series of Notes offered pursuant to this Prospectus Supplement are sold). The net proceeds of this offering will be used for repayment of debt incurred under Shaw’s credit facility to complete the Canwest Acquisition and effect a subsequent related debt refinancing.

CAPITALIZATION

The following table summarizes the consolidated cash and short term investments and the consolidated capitalization of Shaw as at August 31, 2010, both actual and as adjusted to give effect to the issuance of the Notes (assuming that the maximum number of each series of Notes offered pursuant to this Prospectus Supplement are sold), the application of the net proceeds thereof as described under “Use of Proceeds” and for other significant changes described below in cash and short term investments and in capitalization that have occurred since August 31, 2010, as though the issuance of such Notes and such changes had occurred on August 31, 2010. The information presented below has been derived from the annual audited consolidated financial statements of the Corporation and should be read in conjunction with the financial statements of the Corporation incorporated by reference herein, as described under “Documents Incorporated by Reference” in this Prospectus Supplement. The Corporation’s interest in CW Media Group as at August 31, 2010 was accounted for on an equity basis in the audited consolidated financial statements of the Corporation as at August 31, 2010 and, accordingly, the assets and liabilities of CW Media Group are not consolidated in such financial statements.

	August 31, 2010
Designation	Actual	As Adjusted(1)
	(in thousands of dollars)

Cash and short term investments(1)	216,735	—

Long-term debt
Corporate:
Bank loans(1)(3)	—
Senior Notes due November 16, 2012(3)	447,749	447,749
Senior Notes due November 20, 2013(3)	347,129	347,129
Senior Notes due June 2, 2014(3)	594,941	594,941
Senior Notes due May 9, 2016(3)	292,978	292,978
Senior Notes due March 2, 2017(3)	396,124	396,124
Senior Notes due October 1, 2019(3)	1,240,673	1,240,673
Senior Notes due November 9, 2039(3)	641,684	641,684
Senior Notes due — offered hereby	—
Senior Notes due — offered hereby	—
Other subsidiaries:
Burrard Landing Lot 2 Holdings Partnership(3)	20,950	20,950
Senior notes due 2015 of CW Media Holdings Inc.(1)	—	347,305

Total long-term debt(2)	3,982,228

Shareholders’ equity
Class A shares and Class B non-voting shares(1)	2,250,498	2,268,498
Contributed surplus	53,330	53,330
Retained earnings	457,728	457,728
Accumulated other comprehensive income	8,976	8,976

Total shareholders’ equity	2,770,532	2,788,532

Total capitalization	6,752,760

Notes:

(1)	Subsequent to August 31, 2010 the following significant changes in cash and short term investments and capitalization have occurred:

(i)	cash and short term investments decreased as a result of cash generated from operations and the issuance of Class B shares on exercise of stock options being more than offset by the payment of cash taxes and other current liabilities;

(ii)	the Corporation borrowed approximately $1.0 billion on its credit facility to complete the Canwest Acquisition on October 27, 2010 and effect a subsequent related debt refinancing; and

(iii)	as a result of the completion of the Canwest Acquisition, an obligation of approximately US$338 million aggregate principal amount of 13.5% senior notes due 2015 of CW Media Holdings Inc. became a liability of the Corporation on a consolidated basis (the U.S. dollar amount of these notes has been translated into Canadian dollars based on the closing rate of exchange as reported by the Bank of Canada on November 30, 2010, being US$1.00 = Cdn.$1.0266). These notes are obligations solely of CW Media Holdings Inc. and certain of its subsidiaries and they are not obligations in any manner of Shaw Communications Inc. or any other subsidiaries thereof.

(2)	Includes current portion of long-term debt of $0.6 million.

(3)	The general terms and respective priorities of the indebtedness set out in the table above are detailed in note 9 to the Corporation’s annual audited consolidated financial statements incorporated by reference herein.

DESCRIPTION OF NOTES

The following descriptions of each series of Notes offered hereby supplements the description of the general terms of the Debt Securities set forth in the Prospectus under “Description of Debt Securities” and should be read in conjunction with that description. The descriptions of each series of Notes herein shall prevail to the extent of any inconsistency.

The          Notes offered hereby will be issued under a trust indenture dated February 26, 2007 as amended and restated as of November 5, 2010 (the “Trust Indenture”) and as further supplemented by a fifth series supplement (together with the Trust Indenture, the “         Indenture”) to be dated the date of closing of this offering between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), providing for, among other things, the creation and issue of the          Notes.

The          Notes offered hereby will be issued under the Trust Indenture as further supplemented by the          series supplement (together with the Trust Indenture, the “         Indenture” and, together with the          Indenture, the “Indentures”) dated          between the Corporation and the Trustee providing for, among other things, the creation and issue of the          Notes.

For the purposes of the following description only, the term “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries. Other capitalized terms used herein that are not defined in this Prospectus Supplement or the Prospectus are defined in the applicable Indenture.

General

The          Notes will mature on         . The          Notes will bear interest at         % per annum from December    , 2010, or from the most recent date to which interest has been paid or duly provided for, payable semi-annually in arrears in equal installments on each          and          (the “         Notes Interest Payment Dates”), commencing on         , 2011, to the persons in whose names the          Notes are registered at the close of business on          or          (the “         Notes Regular Record Dates”), as the case may be, immediately prior to such          Notes Interest Payment Dates, regardless of whether any such          Notes Regular Record Date is a business day. For any interim period, interest will be computed on the basis of a 365-day year based on the number of days elapsed in the period. The initial coupon payment for the          Notes will be the amount of $         .

The          Notes will mature on         . The          Notes will bear interest at         % per annum from         , or from the most recent date to which interest has been paid or duly provided for, payable semi-annually in arrears in equal installments on each          and          (the “         Notes Interest Payment Dates” and “Interest Payment Dates” shall refer to          Notes Interest Payment Dates or          Notes Interest Payment Dates, as applicable to the relevant series of Notes), commencing on         , 2011, to the persons in whose names the          Notes are registered at the close of business on          or          (the “         Notes Regular Record Dates”), as the case may be, immediately prior to such          Notes Interest Payment Dates, regardless of whether any such          Notes Regular Record Date is a business day. For any interim period, interest will be computed on the basis of a 365-day year based on the number of days elapsed in the period. The initial coupon payment for the          Notes will be the amount of $         .

The Corporation may from time to time, without the consent of the holders of Notes, create and issue additional securities under the Indentures in addition to the Notes.

The Notes will be unsecured and unsubordinated obligations of the Corporation and will rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Corporation. The Indentures will not limit the ability of the Corporation to incur additional indebtedness.

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries, together with proceeds raised by the Corporation through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets.

In addition, because the Corporation is a holding company, the Notes are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries. As at August 31, 2010 (prior to completion of the Canwest Acquisition), indebtedness and other liabilities of Shaw’s subsidiaries totalled approximately $684 million, excluding intercompany liabilities, deferred credits and future income taxes.

The Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. The Notes in each series of Notes will initially be issued as global notes (the “Global Notes”). Beneficial interests in a Global Note representing Notes of a series will be shown on, and transfers thereof will be effected only through, records maintained by CDS and its participants. However, in certain limited circumstances described herein, Notes may be issued in certificated non-book-entry form in exchange for a Global Note. See “Description of Notes — The Depositary, Book-Entry and Settlement”.

Payments on Notes issued as a Global Note will be made to CDS or a successor depositary. In the event that Notes are issued in certificated non-book-entry form, the transfer of such Notes will be registrable and such Notes will be exchangeable for Notes in other denominations of a like aggregate principal amount at the corporate trust office of the Trustee, 600, 530 — 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (telephone number: (403) 267-6800) or its designated agent. Payment of principal and interest will be effected, in respect of Notes represented by Global Notes, by wire transfer of immediately available funds to the account or accounts specified by CDS or the successor depositary or, in respect of a Note issued in certificated non-book entry form, either by wire transfer of immediately available funds to the account specified by the holder thereof in accordance with the provisions of the applicable Indenture or by cheque mailed not later than five days prior to the applicable Interest Payment Date, redemption date or maturity date, as applicable, to the holder’s registered address.

Optional Redemption

Each series of Notes will be redeemable, in whole or in part, at the option of the Corporation at any time and from time to time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes to be redeemed, or

(2)	the Canada Yield Price (as defined below);

plus, in each case, accrued interest on the outstanding principal amount of each Note called for redemption to the date of redemption. Neither series of Notes will be subject to redemption at the election of the holders thereof.

“Canada Yield Price” means in respect of any redemption of a series of Notes, a price, as determined by the Independent Investment Banker (as defined below), equal to the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365-day year) at the Government of Canada Yield for the          Notes, plus          basis points in the case of the          Notes and at the Government of Canada Yield for the          Notes, plus          basis points in the case of the          Notes.

“Government of Canada Yield” means, with respect to any redemption date for a series of Notes, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third business day preceding the redemption date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of such Notes from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.

“Independent Investment Banker” means TD Securities Inc. or its successors, provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Corporation shall substitute for it another primary Canadian Government securities dealer in Toronto, Ontario.

Notice of any such redemption will be given at least 15 days, but not more than 60 days, before the redemption date to each holder of the Notes to be redeemed.

Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on those Notes called for redemption.

Purchase for Cancellation

Provided an Event of Default is not continuing, the Corporation will have the right to purchase any Notes in the market or by tender or private contract at prices that are negotiated between the Corporation and willing holders of Notes. Notes so purchased by the Corporation will be cancelled and will not be reissued.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs in respect of a series of Notes, unless the Corporation has exercised any optional right it has to redeem all of the Notes of such series as described above, the Corporation will be required to make an offer to repurchase all or, at the option of the holder, any part (equal to $1,000 or an integral multiple thereof) of each holder’s Notes of such series pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the          Indenture or the          Indenture, as applicable. In the Change of Control Offer, the Corporation will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes to be repurchased together with accrued and unpaid interest thereon to the date of purchase.

Within 30 days following any Change of Control Triggering Event in respect of a series of Notes, the Corporation will be required to give written notice to holders of such Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase such Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”). The Corporation must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of such Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of the applicable Indenture governing the requirement to make or the method of making a Change of Control Offer conflict with any such applicable securities laws or regulations, the Corporation will be required to comply with such laws and regulations and will not be deemed to have breached such provisions of such Indenture by virtue of compliance with such laws and regulations.

The Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event in respect of a series of Notes if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer with respect to such series of Notes (and for at least the same purchase price payable in cash) and such third party purchases all of such Notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting shares), in one or a series of related transactions, of all or substantially all of the property and assets of the Corporation and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Corporation or its subsidiaries); (b) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting shares, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Corporation, measured by voting power rather than number of shares (but shall not include the creation of a holding corporation or similar transaction that does not involve a change in the beneficial ownership of the Corporation); or (c) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of securities, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) has elected to the board of directors of the Corporation such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of the Corporation; provided that, to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Triggering Event” means, in respect of a series of Notes, the occurrence of both a Change of Control and a Rating Event in respect of such Notes.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the Corporation’s intention or agreement to effect a Change in Control.

“Rating Event” means, in respect of a series of Notes (i) in the event such Notes are assigned an Investment Grade Rating by at least two of the three Specified Rating Agencies for such Notes on the Rating Date, the rating of such Notes by at least two of the three Rating Agencies being below an Investment Grade Rating; or (ii) in the event such Notes are not rated an Investment Grade Rating by at least two of the three Specified Rating Agencies for such Notes on the Rating Date, the rating of such Notes by at least two of such three Specified Rating Agencies being decreased by one or more gradations (including gradations within rating categories as well as between rating categories), in each case on any day within the 60-day period (which period shall be extended so long as the rating of such Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Corporation’s intention or agreement to effect a Change of Control.

“Shaw Family Group” means JR Shaw, his spouse and issue (whether natural-born or legally adopted) and spouses thereof and their issue (whether natural-born or legally adopted) and corporations controlled by any one or more of the foregoing or trusts of which any one or more of the foregoing are the principal beneficiaries; provided that in the case of a trust, the Shaw Family Group will only be deemed to control that proportion of the voting shares held by such trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of one or more of the foregoing individuals.

“Specified Rating Agencies” means, in respect of a series of Notes, each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate such Notes or failed to make a rating of such Notes publicly available for reasons outside of the Corporation’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate such Notes or fails to make a rating of such Notes publicly available for reasons outside of the Corporation’s control, the Corporation may select any other “approved rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be and provided further that the Corporation shall maintain a rating with at least two Specified Rating Agencies in respect of each series of Notes at all times.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer or other disposition of “all or substantially all” of the property and assets of the Corporation and its subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Corporation to repurchase such holder’s Notes as a result of a sale, transfer or other disposition of less than all of the property and assets of the Corporation and its subsidiaries taken as a whole to another person or group may be uncertain.

The Corporation may not have sufficient funds to repurchase all of either or both series of Notes upon a Change of Control Triggering Event.

Redemption for Changes in Canadian Tax Law

Each series of Notes will be subject to redemption, in whole but not in part, at the option of the Corporation at any time at a redemption price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (x) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the issuance of such Notes, the Corporation has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (b) on or after the issuance of such Notes, any action has been taken by any taxing authority of Canada or any political subdivision thereof, or any decision has been rendered by a court of competent jurisdiction in Canada or any political subdivision or taxing authority thereof, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Corporation of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date for such Notes, Additional Amounts with respect to such Notes and (y) in any such case the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Corporation would be obligated to pay such Additional Amounts and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

In the event that the Corporation elects to redeem Notes pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem such Notes pursuant to their terms.

Notice of intention to redeem Notes will be given to each holder of the Notes to be redeemed not more than 60 nor less than 15 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Governing Law

The Notes and the Indentures will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

The Depositary, Book-Entry and Settlement

Except as otherwise provided below, each series of Notes will be represented in the form of one or more Global Notes held by, or on behalf of, CDS as depositary of Global Notes for the participants (the “participants”) of CDS registered in the name of CDS or its nominee, and registration of ownership and transfers of the Notes will be made through the depository system of CDS. On the closing date of this offering, CDS will credit interests in Global Notes representing the Notes to the accounts of its participants as directed by the Agents. Direct and indirect participants in CDS, including The Depositary Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), on behalf of their respective accountholders, will record beneficial ownership of Notes on behalf of their respective accountholders.

Except as described below, no purchaser of Notes will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no holder of a beneficial interest in Notes will be shown on the records maintained by CDS except through book-entry accounts of a participant of CDS acting on behalf of beneficial owners. Each purchaser of Notes will receive a confirmation of purchase from the Agents. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes. Sales of interests in Global Notes can only be completed through participants in the depository service of CDS.

Certificated securities will be issued to holders or their nominees, other than CDS or its nominee, only if (i) required to do so by applicable law, (ii) the depository system of CDS ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibility as depositary and the Corporation is unable to locate a qualified successor, or (iv) the Corporation at its option elects to terminate the book-entry system administered by CDS.

The Corporation, the Agents and the Trustee will not have any liability for (i) records maintained by CDS relating to beneficial interest in Notes or the book-entry accounts maintained by CDS, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest, or (iii) any advice or representation made or given by CDS and made or given herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the participants.

Payments in respect of Notes represented by Global Notes (including principal, premium, if any, and interest, if any) will be made directly to CDS or the successor depositary. Payments of interest with respect to any Note issued in certificated non-book-entry form will be made either by wire transfer of immediately available funds to the account specified by the holder thereof (provided that wire transfer instructions have been provided to the Trustee at least 15 days prior to the applicable Interest Payment Date) or, at the option of the Corporation, by mailing a cheque to such holder’s registered address not later than five days prior to the applicable Interest Payment Date. In all cases payments of principal and premium, if any, on Notes will be made only against surrender of the certificates representing such Notes to the Trustee at the corporate trust office of the Trustee, 600, 530 — 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (telephone number: (403) 267-6800) or its designated agent.

As long as CDS or its nominee is the registered holder of Global Notes, CDS or its nominee, as the case may be, will be considered to be the sole owner of Global Notes for the purposes of receiving payments of interest on and principal of Global Notes and premium, if any. The Corporation expects that CDS or its nominee, upon receipt of any payment of principal, interest, or premium, if any, in respect of Global Notes, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective interests in the principal amount of Global Notes as shown on the records of CDS or its nominee at the close of business on the          Notes Regular Record Date or the          Notes Regular Record Date, as applicable, with respect to the payment of interest, and at maturity, with respect to the payment of principal. The Corporation also expects that payments of principal and interest by participants to the owners of beneficial interests in Global Notes held through such participants will be governed by standing instructions and customary practices, and will be the responsibility of such participants. The responsibility and liability of the Corporation in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Notes to CDS.

Transfers of beneficial ownership in Notes represented by Global Notes will be effected through the records maintained by CDS or its nominee for such Global Notes with respect to the interests of participants, and on the records of participants with respect to interests of Persons other than participants. Beneficial owners who are not participants in the depository service of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Notes, may do so only through participants in the depository service of CDS.

The ability of a beneficial owner of an interest in a Note represented by Global Notes to pledge the Note or otherwise take action with respect to such owner’s interest in a Note represented by Global Notes (other than through a participant) may be limited due to the lack of a physical certificate.

DTC, Euroclear and Clearstream, Luxembourg

Noteholders may hold their Notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.

DTC, Euroclear and Clearstream, Luxembourg will hold book-entry positions on behalf of their participants on the books of CDS. All securities in DTC, Euroclear or Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of Notes by Persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, and on behalf of the relevant European international clearing system by its depositaries. However, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect transfer of Notes on its behalf by delivering Notes through CDS and receiving payment in accordance with its normal procedures. Payments with respect to Notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

Although the Corporation will make all payments of principal and interest on the Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, except as set forth below. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars. Holders of Notes held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.

Any such procedures once established may be changed or discontinued by CDS, DTC, Euroclear or Clearstream, Luxembourg, as the case may be, at any time.

Foreign Exchange Risk

The Notes are denominated in Canadian dollars and all payments in respect of the Notes are to be made in Canadian dollars. An investment in Notes by a purchaser not resident in Canada that conducts its business or activities in a currency (the “home currency”) other than Canadian dollars entails significant risks not associated with a similar investment in a security denominated in the home currency. Such risks include the possibility of significant changes in rates of exchange between the home currency and the Canadian dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the home currency or Canadian dollar. Such risks generally depend on events over which the Corporation has no control, such as economic and political events and the supply of, and demand for, the Canadian dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the respective terms of the Notes. Depreciation of the Canadian dollar against the relevant home currency could result in a decrease in the effective yield on a series of Notes below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all of the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in Notes.

EARNINGS COVERAGE

The following earnings coverage ratio has been calculated for the twelve month period ended August 31, 2010 giving effect to the following events as if each such event had occurred on September 1, 2009:

(a)	approximately $1.0 billion was borrowed by Shaw under its credit facility to complete the Canwest Acquisition and effect a subsequent related debt refinancing;

(b)	the issuance of Notes offered pursuant to this Prospectus Supplement (assuming the maximum number of each series of Notes offered pursuant to this Prospectus Supplement are sold) and the application of the proceeds thereof to reduce the borrowing referred to under note (a); and

(c)	an aggregate obligation of approximately US$338 million aggregate principal amount of 13.5% senior notes due 2015 of CW Media Holdings Inc., a member of the CW Media Group, became an obligation of the Corporation on a consolidated basis as a result of the completion of the Canwest Acquisition.

This earnings coverage ratio does not purport to be indicative of earnings coverage ratios for any future periods.

Year ended
August 31, 2010

Ratio of Earnings to Interest(1)

Notes:

(1)	Earnings are net income before the deduction of interest on long-term debt and income taxes.

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of Notes having regard to their own particular circumstances, including any consequences of an investment in Notes arising under state, provincial, territorial or local tax laws in Canada or the United States or tax laws of jurisdictions outside Canada or the United States.

Certain Canadian Federal Income Tax Considerations

In the opinion of Fraser Milner Casgrain LLP, counsel for Shaw, and McCarthy Tétrault LLP, counsel for the Agents, the following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences generally applicable to (a) a holder (a “Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is or is deemed to be a resident of Canada, deals with Shaw and any Canadian resident (or deemed Canadian resident) to whom the Holder disposes of the Notes at arm’s length, is not affiliated with Shaw and holds Notes as capital property and (b) a holder (a “Non-Resident Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Tax Act, deals with Shaw at arm’s length, and is neither a resident of Canada nor deemed to be a resident of Canada. This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and such regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsels’ understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian income tax consequences and, except for the Proposed Amendments, do not take into account or anticipate any changes in the law or the administrative or assessing policies of the CRA whether by legislative, governmental or judicial action, nor do they take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted in the current form or at all.

Residents of Canada

A Holder will generally be considered to hold Notes as capital property unless the Holder is a trader or dealer in securities, holds Notes in the course of carrying on a business of buying and selling securities or has acquired Notes as an adventure in the nature of trade. Certain Holders of Notes who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Holder that is a “financial institution” within the meaning of section 142.2 of the Tax Act, to a Holder an interest in which is a “tax shelter investment” within the meaning of section 143.2 of the Tax Act, or to a Holder who has elected to determine its Canadian tax results in a “functional currency” within the meaning of subsection 261(1) of the Tax Act. Such Holders should consult their own tax advisors.

Interest on Notes

A Holder of a Note that is a corporation, partnership, unit trust or any trust of which any corporation or partnership is a beneficiary, will be required to include in computing income for a taxation year all interest (or amounts deemed to be interest) that accrues to it on the Note to the end of that taxation year or that becomes receivable or is received by it before the end of the taxation year, except to the extent that the interest was included in computing its income for a preceding taxation year.

Any other Holder, including an individual, will be required to include in computing income for a taxation year, all interest (or amounts deemed to be interest) on a Note that is received or receivable by the Holder in that taxation year (depending on the method regularly followed by the Holder in computing income).

In the event Notes are issued at a discount from their face value, a Holder may be required to include an additional amount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which the discount is received or receivable by the Holder. Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by Shaw to a Holder because of the repayment, redemption or purchase by Shaw of a Note before the maturity thereof will generally be deemed to be received at that time by the Holder as interest on such Note and will be required to be included in computing the Holder’s income as described above to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of repayment, redemption or purchase of, the interest that would have been paid or payable by Shaw on such Note for a taxation year ending after the repayment, redemption or purchase.

Disposition

On a disposition or deemed disposition of a Note (including the redemption of a Note by Shaw), a Holder will realize a capital gain (or sustain a capital loss), to the extent that the proceeds of disposition exceed (or are exceeded by), the adjusted cost base to the Holder of the Note and any reasonable expenses incurred for the purpose of making a disposition. The cost of a Note to a Holder will generally be the amount paid therefor and must be averaged with the adjusted cost base of any other identical notes held as capital property at the time by the Holder.

On a disposition or deemed disposition of a Note, a Holder will generally be required to include in income for the taxation year in which the disposition occurs, any premium deemed to be interest and the amount of accrued interest from the date of the last interest payment to the extent that such amount has not otherwise been included in income for the year in which the disposition or deemed disposition occurs or a previous taxation year.

A Holder who realizes a capital gain or sustains a capital loss on the disposition of a Note will be required to include in computing income for the taxation year of the disposition, one-half of the capital gain or will generally be entitled to deduct one-half of the capital loss against taxable capital gains realized by the Holder in the taxation year. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Individuals and certain trusts may be subject to alternative minimum tax under the Tax Act as a result of realizing net capital gains.

Refundable Tax

A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including interest and capital gains earned or realized in respect of Notes.

Non-Residents of Canada

The payment by Shaw of interest, premium, if any, or principal on Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of Notes by Non-Resident Holders who do not use or hold and are not deemed to use or hold Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold Notes as capital assets (generally, property held for investment purposes). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, partnerships, real estate investment trusts, regulated investment companies, traders in securities or commodities that elect mark-to-market treatment, persons that are, or will hold Notes through, a partnership or other pass-through entity, persons holding Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of Notes. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.

As used in this section, the term “U.S. Holder” means a beneficial owner of Notes that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has made an election to be treated as a U.S. person under applicable United States Treasury regulations.

Original Issue Discount

It is not expected that Notes will be issued with original issue discount. If, however, Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as interest accruing over the term thereof, and would be taxable as interest income as described below under “Payments of Interest” in advance of the payment attributable thereto. A U.S. Holder’s adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if Shaw determines that Notes have original issue discount, Shaw will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

Payments of Interest

The U.S. dollar value of interest paid on a Note (including any Canadian taxes withheld therefrom and including the receipt of proceeds from a sale, exchange or other disposition attributable to accrued but unpaid interest) will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, based on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on Notes, a U.S. Holder will be required to include as income any Additional Amounts Shaw may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

A U.S. Holder may be entitled to deduct or credit the amount of any foreign withholding tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income described above generally will constitute foreign source income and will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the credit under their particular circumstances.

Generally, in the case of a cash method taxpayer, the U.S. dollar value of the foreign currency interest payment is determined based on the spot rate on the date of receipt or payment. Generally, in the case of an accrual method taxpayer, the average U.S. dollar value of the accrued amounts is determined based on the average exchange rate during the interest accrual period, unless an election is made under the Treasury regulations to use the spot rate on the last day of the interest accrual period (or the last day of the taxable year if the accrual period straddles the U.S. Holder’s taxable year). Generally, an accrual method taxpayer that does not make such election will recognize exchange income or loss, which will constitute ordinary income or loss, with respect to accrued interest income on the date the interest payment is actually received. A U.S. Holder may have exchange gain or loss when it disposes of any Canadian dollars received, which will be treated as U.S. source ordinary income or loss.

Purchase, Sale, Exchange or Retirement of Notes

A U.S. Holder who converts U.S. dollars to Canadian dollars and immediately uses such Canadian dollars to purchase a Note will ordinarily not recognize exchange gain or loss in connection with such conversion and purchase. A U.S. Holder who purchases a Note with previously acquired Canadian dollars will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in Canadian dollars and the U.S. dollar fair market value of the Note on the date of purchase. Such exchange gain or loss will generally be treated as U.S. source ordinary income or loss.

Gain or loss will be recognized upon the sale, exchange or retirement of a Note in an amount equal to the U.S. dollar value of the amount received by a U.S. Holder upon such disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “Payments of Interest”) less the U.S. dollar tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be the U.S. dollar value of the amount paid for the Note based on the exchange rate on the date of purchase of the Note. Gain or loss that is recognized will be treated as U.S. source ordinary income or loss to the extent it is attributable to currency exchange gain or loss, which generally equals the difference between the U.S. dollar value of the principal amount of the Note on the date of acquisition and the date of disposition. Any gain or loss recognized by such a holder in excess of the exchange gain or loss will generally be U.S. source capital gain or loss. Such capital gain or loss generally will constitute a long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of non-corporate U.S. Holders may be subject to tax at lower rates than ordinary income. The deductibility of capital losses is subject to limitations.

A U.S. Holder generally will have a tax basis in Canadian dollars received on the disposition of a Note equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder on a sale or exchange of the Canadian dollars generally will be U.S. source ordinary income or loss.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (at the applicable rate) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions of an agency agreement (the “Agency Agreement”) dated December    , 2010 among Shaw and the Agents, the Corporation has appointed the Agents, as agents, to use their best efforts to arrange for the purchase, on or about December   , 2010 or such other date as may be agreed upon, but not later than December   ,

2010, subject to the terms and conditions stated therein, of up to $          principal amount of         Notes at a price of $          per $1,000 principal amount of         Notes (plus accrued interest from December   , 2010 if settlement occurs after that date) and up to $          principal amount of         Notes at a price of $          per $1,000 principal amount of         Notes (plus accrued interest from         ), payable in cash to the Corporation against delivery of the Notes and payment of the agents’ commission described below.

The Agency Agreement provides that the Corporation will pay the Agents a commission of         % per         Note sold and         % per         Note sold.

The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of certain stated events. While the Agents have agreed to use their best efforts to sell the Notes, the Agents will not be obligated to purchase any Notes which are not sold.

This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system adopted by securities regulatory authorities in Canada and the United States. The Notes will be offered in Canada and the United States through the Agents, either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents.

Shaw has agreed to indemnify the Agents and their directors, officers and employees against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Agents and Shaw may be required to make in respect thereof.

There is currently no public market for either series of Notes. Shaw does not intend to apply for listing of either series of Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. Shaw has been advised by the Agents that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Shaw cannot assure the liquidity of any trading market for either series of Notes or that an active public market for either series of Notes will develop. If an active trading market for a series of Notes does not develop, the market price and liquidity of such Notes may be adversely affected.

The determination of the terms of the distribution was made through negotiations between Shaw and TD Securities Inc., on behalf of the Agents.

In connection with the offering, the Agents are permitted to engage in over-allotment, stabilizing transactions and syndicate covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of a series of Notes. These transactions may raise the price of such Notes. Neither Shaw nor any of the Agents makes any representations or prediction as to the direction or magnitude of any effect that such transactions may have on the price of such Notes. In addition, neither Shaw nor any of the Agents makes any representation that the Agents will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

RELATIONSHIP BETWEEN SHAW AND THE AGENTS AND CONFLICT OF INTEREST

The Agents are affiliates of Lenders to the Corporation to which the Corporation is presently indebted. Shaw was not indebted to the Lenders as at August 31, 2010. As a result of the completion of the Canwest Acquisition on October 27, 2010, Shaw incurred indebtedness of approximately $1.0 billion under its credit facility, of which $615 million is indebtedness to the Lenders and which indebtedness to the Lenders represented approximately 12% of the total indebtedness of Shaw as of that date. None of the Lenders have waived any breach of the credit facility since the execution thereof. Shaw is in compliance with the terms of its credit facility. None of the Lenders were involved in the decision to offer the Notes and none were involved in the determination of the terms of the distribution of the Notes. The net proceeds of the sale of the Notes will be used to reduce the indebtedness of Shaw to the Lenders. The Corporation may be considered to be a connected issuer of the Agents within the meaning of applicable securities legislation. In addition, because each Lender will receive more than 5% of the net proceeds of the offering, the offering will be conducted in accordance with Rule 2720(a)(1) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. See “Use of Proceeds” and “Capitalization”.

LEGAL MATTERS

Certain legal matters in connection with the issue of the Notes will be passed upon for Shaw by Fraser Milner Casgrain LLP, Calgary, Alberta, with respect to matters of Canadian law and by Sherman & Howard L.L.C., Denver, Colorado, with respect to matters of United States law, and certain legal matters in connection with the issue of the Notes will be passed upon for the Agents by McCarthy Tétrault LLP, with respect to matters of Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.

As of the date of this Prospectus Supplement, the partners and associates of each of Fraser Milner Casgrain LLP and McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of Shaw’s outstanding securities.

Dated November 18, 2010

BASE SHELF PROSPECTUS

SHAW COMMUNICATIONS INC.

$4 Billion

Debt Securities
Class B Non-Voting Participating Shares
Class 1 Preferred Shares
Class 2 Preferred Shares
Warrants
Share Purchase Contracts
Units

Shaw Communications Inc. (“Shaw” or the “Corporation”) may offer and issue from time to time, debt securities (“Debt Securities”), Class B Non-Voting Participating Shares, Class 1 Preferred Shares, Class 2 Preferred Shares (collectively, “Equity Securities”), warrants to purchase Equity Securities or Debt Securities (“Warrants”), share purchase contracts (“Share Purchase Contracts”) and units (“Units” and, together with the Debt Securities, Equity Securities, Warrants and Share Purchase Contracts, “Securities”) of up to $4 billion aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, terms for redemption or retraction (if any), exchange or conversion terms (if any), whether the debt is senior or subordinated, and any other terms specific to the Debt Securities being offered; (ii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the offering price, dividend rate (if any), and any other terms specific to the Equity Securities being offered; (iii) in the case of Warrants, the offering price, designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered; (iv) in the case of Share Purchase Contracts, the number of Share Purchase Contracts offered, the offering price, and any other terms specific to the Share Purchase Contracts being offered; and (v) in the case of Units, the number of Units offered, the offering price, the Securities comprising the Units, and any other terms specific to the Units being offered.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Debt Securities denominated in, and other Securities denominated or issued in, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars at the date of issue of such Securities using the spot wholesale transactions buying rate of the Bank of Canada for the purchase of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Securities.

Shaw’s Class B Non-Voting Participating Shares are listed on the Toronto Stock Exchange under the symbol SJR.B and the New York Stock Exchange under the symbol SJR. There is currently no market through which the Debt Securities, Class 1 Preferred Shares, Class 2 Preferred Shares, Warrants, Share Purchase Contracts and Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

Offerings of Securities hereunder are made by Shaw, a foreign private issuer, which is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Shaw has prepared the financial statements incorporated herein by reference in accordance with generally accepted accounting principles which are in effect from time to time in Canada (“Canadian GAAP”) accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences both in the United States and Canada. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. Investors should consult with their own tax advisors and read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that Shaw is incorporated in Alberta, Canada, most of its officers and directors and most of the experts named in this Prospectus are residents of Canada, and all or a substantial portion of the assets of Shaw and said persons are located in Canada or other jurisdictions outside the United States.

Shaw may offer and sell Securities to or through underwriters or dealers purchasing as principals and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by Shaw in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to Shaw and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The offering is subject to approval of certain legal matters on behalf of the Corporation by Fraser Milner Casgrain LLP, Calgary, Alberta and Sherman & Howard LLC, Denver, Colorado. No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Shaw’s head and registered office is at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.

ABOUT THIS PROSPECTUS

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “Shaw”, the “Corporation”, “us”, “we” or “our” mean Shaw Communications Inc. and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars. All financial information included and incorporated by reference in this Prospectus is determined using Canadian GAAP. “U.S. GAAP” means generally accepted accounting principles which are in effect from time to time in the United States.

This Prospectus is part of a registration statement on Form F-10 (“U.S. Registration Statement”) relating to our Securities that we filed with the SEC. Under the U.S. Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $4 billion. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the U.S. Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Where You Can Find More Information”. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. U.S. persons should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Shaw and the Securities.

Shaw prepares its consolidated financial statements in accordance with Canadian GAAP, which may differ from U.S. GAAP. Therefore, the consolidated financial statements of Shaw incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our audited consolidated financial statements, as well as exhibits to the U.S. Registration Statement, for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Shaw Communications Inc., Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 (telephone (403) 750-4500) or by accessing the Corporation’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, Shaw is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shaw is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shaw’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Shaw is not required to publish financial statements as promptly as U.S. companies. You may read any document Shaw furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by Shaw with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC’s website at www.sec.gov.

Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under MJDS, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents were filed with the securities commission or other similar authority in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this Prospectus.

(a)	the annual information form of Shaw dated November 5, 2010, excluding the section entitled “Ratings” under the heading “Capital Structure, Dividends and Related Matters”;

(b)	the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and the statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2010;

(d)	the management proxy information circular dated November 24, 2009 relating to the annual general meeting of shareholders of the Corporation held on January 14, 2010;

(e)	reconciliation of Canadian and United States Generally Accepted Accounting Principles for audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008; and

(f)	auditors’ report on reconciliation of Canadian and United States Generally Accepted Accounting Principles for audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008.

Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports and all updated earnings coverage ratio information, filed by Shaw with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this

Prospectus. Shaw also incorporates by reference into this Prospectus and the U.S. Registration Statement of which this Prospectus forms a part any future information Shaw files with or furnishes to the SEC pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act until Shaw sells all of the Securities, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled “Ratings” or another similar caption shall not be deemed incorporated by reference into this Prospectus and the U.S. Registration Statement of which this Prospectus forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report .

A Prospectus Supplement containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis relating thereto, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual and interim financial statements and management’s discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of shareholders of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the U.S. Registration Statement of which this Prospectus forms a part. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein may constitute “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “target”, “guideline”, “goal” and other similar expressions generally identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to Shaw’s future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors Shaw believes are appropriate in the circumstances. These assumptions include, but are not limited to, general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, industry structure and stability, government regulation and the integration of recent acquisitions.

Shaw cannot guarantee future results, levels of activity, performance or achievements. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market or business conditions and industry trends;

•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;

•	Shaw’s ability to execute its strategic plans;

•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;

•	changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States;

•	Shaw’s status as a holding company with separate operating subsidiaries;

•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States;

•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities; and

•	additional risks described below in “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, Shaw’s actual results, performance or achievements may vary materially from those described herein. Consequently, all of the forward-looking statements made in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. The Corporation provides certain financial guidance for future performance incorporated by reference herein as the Corporation believes that certain investors, analysts and others utilize such information in order to assess the Corporation’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Corporation’s financial guidance may not be appropriate for other purposes.

The forward-looking statements (and such risks, uncertainties and other factors) contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are made only as of the date of such document and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any of the forward-looking statements contained herein to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

BUSINESS OF THE CORPORATION

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates the second largest privately owned conventional television network in Canada, Global Television, and 19 specialty networks including HGTV, Food Network, History and Showcase. Shaw’s total revenue for the years ended August 31, 2010 and 2009, was approximately $3.7 billion and $3.4 billion, respectively. As at August 31, 2010, Shaw had assets of approximately $10.2 billion.

On October 27, 2010, Shaw closed its purchase of 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of CW Investments Co., the company that owns the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”). The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid prior to closing to acquire certain shares of CW Investments Co. from affiliates of Goldman Sachs Capital Partners and the debt to be assumed at the CW Media Group level, is approximately $2 billion.

On November 17, 2010, Bradley S. Shaw was appointed as Chief Executive Officer of the Corporation, replacing Jim Shaw who will continue as Non-Exec Vice Chair and a member of the Board of Directors of the Corporation. Bradley S. Shaw will continue as a member of the Board of Directors.

For further information relating to the business of Shaw, please refer to Shaw’s annual information form incorporated by reference into this Prospectus. Shaw’s executive offices are at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement, we currently intend to use the net proceeds we receive from the sale of Securities for debt repayment, for working capital and for general corporate purposes. Specific information about the amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments, incur additional indebtedness or issue equity or other securities other than pursuant to this Prospectus.

EARNINGS COVERAGE

The following earnings coverage ratio has been calculated for the twelve month period ended August 31, 2010, and reflects the issuance of all of our long-term debt and repayment or redemption thereof as of that date. This earnings coverage ratio does not give effect to the issuance of Debt Securities (including Debt Securities purchasable on exercise of Warrants or included in Units) that may be issued pursuant to this Prospectus and any Prospectus Supplement, and does not purport to be indicative of earnings coverage ratios for any future periods. This earnings coverage ratio gives effect to the following long-term financial liabilities of the Corporation that were not liabilities of the Corporation as at August 31, 2010:

(a)	approximately $1.0 billion borrowed to complete the acquisition of Canwest’s broadcasting business on October 27, 2010 and effect a subsequent related debt refinancing; and

(b)	an aggregate obligation of approximately U.S. $338 million under 13.5% senior notes due 2015, the debtor in respect of which is a member of the CW Media Group and that became a subsidiary of the Corporation as a result of the completion of the acquisition of Canwest’s broadcasting business.

Year ended
August 31, 2010

Ratio of Earnings to Interest(1)	3.11

Notes:

(1)	Earnings are net income before the deduction of interest on long-term debt and income taxes.

If Shaw offers Debt Securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms that will apply to any Debt Securities.

Debt Securities may be issued under an amended and restated trust indenture dated as of November 5, 2010 (the “Trust Indenture”) entered into between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”). Debt Securities may also be issued under any other indentures between Shaw and a trustee or trustees as may be described in a Prospectus Supplement for such Debt Securities. The following is a description of the material terms of the Trust Indenture as they pertain to Debt Securities. A copy of the Trust Indenture has been filed by Shaw with the securities commission or similar regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For the purposes of this summary only, the term “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries. Other capitalized terms are as defined in the Trust Indenture (unless otherwise defined herein). Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

General

The Trust Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Corporation. The Trust Indenture does not limit the aggregate principal amount of Debt Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Debt Securities may be denominated and payable in foreign currencies. The Trust Indenture also permits Shaw to increase the principal amount of any series of Debt Securities previously issued and to issue up to that increased principal amount.

The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including to the extent applicable:

(a)	the specific designation, aggregate principal amount and denominations of such Debt Securities;

(b)	the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(c)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(d)	the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the Holder of any such Debt Securities or the Corporation may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(e)	whether such Debt Securities are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(f)	the date from which interest, if any, on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(g)	the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(h)	any special provisions for the payment of additional interest with respect to such Debt Securities;

(i)	any additional covenants included for the benefit of Holders of such Debt Securities;

(j)	the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(k)	any additional events of default provided with respect to such Debt Securities;

(l)	any exchange on which such Debt Securities will be listed;

(m)	terms for any conversion or exchange of such Debt Securities into other securities;

(n)	the extent and manner, if any, to which payment on or in respect of such Debt Securities will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

(o)	whether such Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of such Debt Securities in bearer form and as to exchanges between registered and bearer form;

(p)	whether such Debt Securities will be issuable in the form of one or more registered global debt securities (“Registered Global Debt Securities”) and, if so, the identity of the Depository for those Registered Global Debt Securities;

(q)	any index pursuant to which the amount of payments of principal of and any premium and interest on such Debt Securities will or may be determined;

(r)	any special tax implications of or any special tax provision, or indemnities relating to such Debt Securities; and

(s)	any other material terms of such Debt Securities.

Unless otherwise indicated in the applicable Prospectus Supplement, the Trust Indenture does not afford the Holders the right to tender Debt Securities to Shaw for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Debt Securities will bear interest.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any) on Debt Securities will be made in the designated currency against surrender of such Debt Securities at the office of the Trustee in Calgary, Alberta. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered immediately prior to the close of business on the record date for such interest by electronic funds transfer.

Certain Covenants

The Trust Indenture contains among others, the following covenants:

Limitation on Liens

So long as any Debt Securities are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, create, incur or assume any Lien securing any indebtedness for borrowed money or interest thereon of the Corporation or such Subsidiary (or any liability of the Corporation or such Subsidiary under any guarantee or endorsement or other instrument under which the Corporation or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the Trust Indenture so that the Debt Securities are secured equally and ratably with or prior to such other indebtedness or liability for so long as such other indebtedness or liability remains secured.

“Permitted Liens” of any Person at any particular time means:

(i)	Liens existing on the date of the Trust Indenture;

(ii)	any lien in favour of a Governmental Authority in connection with the operations of such Person or any Subsidiary of such Person and not in respect of the financing thereof;

(iii)	Liens in favour of such Person or a Wholly-Owned Subsidiary of such Person (but only so long as it is a Wholly-Owned Subsidiary of such Person);

(iv)	Liens in respect of Purchase Money Obligations;

(v)	Liens on property or assets existing at the time of acquisition thereof by such Person, provided that such Liens were not incurred in anticipation of such acquisition;

(vi)	Liens on property or assets of a Person existing at the time it becomes a Subsidiary of such Person, or is liquidated or merged into, or amalgamated or consolidated with, such Person or a Subsidiary of such Person or at the time of the sale, lease or other disposition to such Person or a Subsidiary of such Person of all or substantially all of its properties and assets;

(vii)	any renewal, refunding or extension of any Lien referred to in the foregoing clauses (i) through (vi), inclusive; provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

(viii)	Liens securing Debt permitted to be incurred under clause (7) under the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below; provided that any such Lien is limited to the property or assets of the Subsidiary incurring or issuing such Debt and the shares in the capital of, or other ownership interests in, such Subsidiary;

(ix)	any Lien affecting property subject to a lease entered into as part of a Sale and Leaseback Transaction permitted under clause (ii) of the “Limitation on Sale and Leaseback Transactions” covenant below;

(x)	Liens securing Non-Recourse Debt, the principal amount of which is exchangeable for the securities of or ownership interests in another Person, provided that any such Lien extends to or covers only such securities or ownership interests and the proceeds thereof underlying such Non-Recourse Debt; and

(xi)	Liens securing indebtedness not secured by Liens referred to in the foregoing clauses (i) through (x) inclusive, in an aggregate principal amount, together with the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of the “Limitation on Sale and Leaseback Transactions” covenant below and any Debt or Preferred Stock incurred or issued pursuant to clause (1) of the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below, not to exceed, as of the date of determination, 15% of Consolidated Net Tangible Assets.

Limitation on Sale and Leaseback Transactions

So long as any Debt Securities are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, enter into any Sale and Leaseback Transaction with any Person (other than the Corporation or a Wholly-Owned Subsidiary of the Corporation) unless the Corporation or such Subsidiary receives fair value for the property sold or transferred as determined by the Board of Directors of the Corporation and either (i) the Attributable Value in respect of all leases relating to Sale and Leaseback Transactions entered into pursuant to this clause (i), together with all indebtedness secured by a Lien pursuant to clause (xi) of the definition of “Permitted Lien” as set forth in the “Limitation on Liens” covenant and Debt and Preferred Stock incurred or issued pursuant to clause (1) of the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below, does not exceed, as of the date of determination, 15% of Consolidated Net Tangible Assets or (ii) the Corporation or such Subsidiary shall apply, within 180 days of the consummation of such Sale and Leaseback Transaction, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transaction to (a) the redemption, retirement or defeasance of the Debt Securities or other indebtedness of the Corporation or such Subsidiary with a maturity of greater than one year and ranking pari passu with the Debt Securities or (b) the purchase of property substantially similar to the property sold or transferred as determined by the Board of Directors.

Limitation on Debt and Preferred Stock of Subsidiaries

So long as any Debt Securities are outstanding, the Corporation may not permit any Subsidiary to create, issue, assume, guarantee, or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”) any Debt or issue any Preferred Stock except:

(1)	Debt and Preferred Stock in an aggregate principal or face amount, together with indebtedness secured by a Lien pursuant to clause (xi) of the “Limitation on Liens” covenant and the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of the “Limitation on Sale and Leaseback Transactions” covenant, not to exceed, as of the date of determination, 15% of the Consolidated Net Tangible Assets of the Corporation, excluding any Debt and Preferred Stock described in clauses (2) through (9), inclusive, below;

(2)	Debt and Preferred Stock outstanding on the date of the Trust Indenture after giving effect to the application of the proceeds of the Debt Securities;

(3)	Debt incurred or Preferred Stock issued to and held by the Corporation or a Wholly-Owned Subsidiary of the Corporation (provided that such Debt or Preferred Stock is at all times held by the Corporation or a Wholly-Owned Subsidiary of the Corporation);

(4)	Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Corporation, (B) such Person merges into or consolidates or amalgamates with a Subsidiary of the Corporation or (C) another Subsidiary of the Corporation merges into or consolidates or amalgamates with such Person (in a transaction in which such Person becomes a Subsidiary of the Corporation), which Debt or Preferred Stock was not incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(5)	Purchase Money Obligations;

(6)	Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (2), (4) and (5) above (or any extension or renewal thereof), in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so exchanged, refinanced or refunded or the amount of any premium reasonably determined by the Corporation as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, and plus the amount of expenses of the Corporation and the Subsidiary incurred in connection with such refinancing;

(7)	Non-Recourse Debt or Preferred Stock which is:

(A)	incurred or issued by a non-wholly-owned Subsidiary of the Corporation that is itself a public company (or by a Subsidiary of such a Subsidiary),

(B)	incurred or issued by a Subsidiary of the Corporation that does not own or operate, directly or indirectly, a Cable Television System or a Satellite DTH Business, or

(C)	incurred or issued by a Subsidiary of the Corporation that owns or operates, directly or indirectly, a Satellite DTH Business (the “Disposition Entity”) in anticipation of the Disposition Entity ceasing to be a Subsidiary of the Corporation; provided that within a period of six months after such Debt is first issued or incurred (i) the Disposition Entity is no longer a Subsidiary of the

Corporation, (ii) such Debt has been repaid or the Disposition Entity has otherwise been released from all obligations with respect thereto, or (iii) the Disposition Entity would be entitled to incur or issue such Debt or Preferred Stock in accordance with the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant described herein without reference to this clause 7(C);

(8)	Non-Recourse Debt which is exchangeable for the securities of or ownership interests in another Person in satisfaction of the principal amount thereof; and

(9)	Debt incurred under a Permitted Subsidiary Guarantee.

Consolidation, Amalgamation, Merger and Sale of Assets

The Corporation may not consolidate or amalgamate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless (1) the Person formed by such consolidation or amalgamation or into which the Corporation is merged or the Person which shall have acquired or leased all such properties or assets shall be a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof or the United States, any state thereof or the District of Columbia, and shall expressly assume the Corporation’s obligations for the due and punctual payment of the principal of and premium, if any, and interest on the Debt Securities and the performance and observance of every covenant of the Trust Indenture on the part of the Corporation to be performed and (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

If, as a result of any such transaction, any properties or assets of the Corporation or any Subsidiary of the Corporation become subject to a Lien, then, unless such Lien could be created, incurred or assumed pursuant to the Trust Indenture provisions described under the “Limitation on Liens” covenant above without equally and rateably securing the Debt Securities, the Corporation, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and rateably with or prior to the indebtedness secured by such Lien for so long as such indebtedness is secured thereby.

Payment of Additional Amounts

All payments made by or on behalf of the Corporation under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any other Governmental Authority therein or thereof having power to tax (“Canadian Taxes”) unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, the Corporation will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of Debt Securities after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the Holder of Debt Securities would have received if such Canadian Taxes had not been withheld or deducted (a similar indemnity will also be provided to Holders of Debt Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder of Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof (i) with which the Corporation does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes or (iii) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected in any way with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payment thereunder. The Corporation will make such withholding or deduction and remit the full amount deducted or withheld to the relevant Governmental

Authority as and when required in accordance with applicable law. The Corporation will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Corporation to withhold, deduct and remit to the relevant Governmental Authority on a timely basis the full amounts required in accordance with applicable law. The Corporation will furnish to the Holders of the Debt Securities, other than an Excluded Holder, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Corporation.

The foregoing obligations shall survive any termination, defeasance or discharge of the Trust Indenture.

Events of Default

The following are summaries of Events of Default under the Trust Indenture with respect to the Debt Securities: (a) default in the payment of the principal of (or premium, if any, on) any Debt Security at its Stated Maturity; (b) default in the payment of any interest (including Additional Amounts) on any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any covenant or warranty of the Corporation in the Trust Indenture in respect of the Debt Securities (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Trust Indenture), and continuance of such default or breach for a period of 60 days after written notice thereof to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of all such affected series then Outstanding (voting as one class); (d) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, (i) indebtedness for borrowed money of the Corporation, or (ii) indebtedness for borrowed money (other than Non-Recourse Debt permitted by clause (7) of the “Limitation and Debt and Preferred Stock of Subsidiaries” covenant above) of any Subsidiary of the Corporation which is a “major subsidiary” (as such term is defined in National Instrument 55-104 of the Canadian Securities Administrators), in either case having an aggregate principal amount outstanding in excess of $75 million; and (e) certain events in bankruptcy, insolvency or reorganization affecting the Corporation.

If an Event of Default occurs and is continuing with respect to the Debt Securities, then and in every such case, the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) may declare the entire principal amount of all Debt Securities and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) may, except in certain circumstances, by written notice to the Corporation and the Trustee rescind and annul such acceleration.

The Trust Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Trust Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Trust Indenture, the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities.

No Holder of a Debt Security will have any right to institute any proceeding with respect to the Trust Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to, or received from, the Trustee written notice of a continuing Event of Default with respect to the Debt Securities, (b) the Holders of at least 25% in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) have made a written request to the Trustee, and such Holder or Holders have offered reasonable indemnity to the Trustee, to institute such proceeding as trustee, and (c) the Trustee has failed to institute such proceeding and has not received from the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) a direction inconsistent with such request within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

The Corporation will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Corporation is in compliance in all material respects with all conditions and covenants of the Trust Indenture and, if not, specifying all such known defaults.

Defeasance

The Trust Indenture provides that, at the option of the Corporation, the Corporation will be discharged from any and all obligations in respect of the Debt Securities of any series then Outstanding (except with respect to the authentication, transfer, exchange or replacement of Debt Securities or the maintenance of a Place of Payment and certain other obligations set forth in the Trust Indenture) upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on such Outstanding Debt Securities (“Defeasance”). Such trust may only be established if among other things (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States (who may be independent counsel for the Corporation) stating that (i) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Trust Indenture, there has been a change or clarification in the applicable United States federal income tax law, in either case to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such Outstanding Debt Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

The Trust Indenture provides that, at the option of the Corporation, unless and until the Corporation has exercised its Defeasance option described in the preceding paragraph, the Corporation may omit to comply with the “Limitation on Liens”, “Limitation on Sale and Leaseback Transactions” and “Limitation on Debt and Preferred Stock of Subsidiaries” covenants and certain other covenants and such omission shall not be deemed to be an Event of Default under the Trust Indenture with respect to that series of Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on such Outstanding Debt Securities (“Covenant Defeasance”). If the Corporation exercises its Covenant Defeasance option, the obligations under the Trust Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such Outstanding Debt Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Trust Indenture and to the Debt Securities thereunder may be made by the Corporation and the Trustee with the consent of the Holders of a majority of the aggregate principal amount of the Debt Securities of each series Outstanding and affected (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the modification or amendment voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities thereby affected are present, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Trust Indenture or modify in any manner the rights of the Holders of the Debt Securities of each such affected series; provided however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities then Outstanding and affected thereby or the consent of 100% of the principal amount of the Holders of Debt Securities affected thereby voted at a duly constituted meeting, (a) change the Stated Maturity of the principal of, or any instalment of interest, on such Debt Securities, (b) reduce the principal amount of, or the premium, if any, or interest, on such Debt Securities, (c) reduce the amount of principal of such Debt Securities payable upon acceleration of the Stated Maturity thereof, (d) change the Place of Payment for such Debt Securities, (e) change the currency or currency unit of payment of principal of (or premium, if any), or interest on, such Debt Securities, (f) impair the right to institute suit for the enforcement of any payment on or with respect to such Debt Securities, (g) reduce the percentage of principal amount of Debt Securities of the affected series then Outstanding, the consent of the Holders of which is required for modification or amendment of the Trust Indenture or for waiver of compliance with certain provisions of the Trust Indenture or for waiver of certain defaults or (h) modify any provisions of the Trust Indenture relating to the modification and amendment of the Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the Trust Indenture. The Trust Indenture or the Debt Securities may be amended or supplemented, without the consent of any Holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any Holders of Debt Securities.

The Holders of a majority in aggregate principal amount of the Debt Securities of all series at the time Outstanding (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the waiver voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities affected thereby are present, may on behalf of the Holders of all affected Debt Securities waive compliance by the Corporation with certain restrictive provisions of the Trust Indenture. The Holders of a majority in aggregate principal amount of Debt Securities of all series at the time Outstanding with respect to which a default or breach of an Event of Default shall have occurred and be continuing (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the waiver voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities affected thereby are present may, on behalf of the Holders of all such affected Debt Securities, waive any past default or breach or Event of Default and its consequences under the Trust Indenture, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security or in respect of a provision which under the Trust Indenture cannot be modified or amended without the consent of the Holder of each Debt Security affected or the consent of 100% of the principal amount of the Holders of Debt Securities then Outstanding and affected thereby voted at a duly constituted meeting.

Governing Law

The Trust Indenture is, and the Debt Securities issued hereunder will be, governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Consent to Jurisdiction and Service

Under the Trust Indenture, the Corporation has appointed CT Corporation System as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Trust Indenture for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York, and has submitted to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments in the United States

Since substantially all of the assets of the Corporation, as well as the assets of a number of the directors and officers of the Corporation, are located outside of the United States, any judgment obtained in the United States against the Corporation or certain of the directors or officers thereof, including judgments with respect to the payment of principal and interest on the Debt Securities, may not be collectible within the United States.

The Corporation has been informed by its Canadian counsel, Fraser Milner Casgrain LLP, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a “New York Court”) against the Corporation, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Trust Indenture and the Notes that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had a real and substantial connection to the subject matter of the litigation or the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by the Corporation in the Trust Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the Debt Securities); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action or new right or defence is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the Debt Securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period. Under the Currency Act (Canada), any court in the Province of Alberta may only give judgment in Canadian dollars, and under the laws of Alberta, the appropriate date for such conversion when the action is on a foreign judgment may be other than the date of payment of the judgment. The Corporation has been advised by such Canadian counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in motions to enforce judgments of the United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Trust Indenture. Reference is made to the Trust Indenture for the full definition of all such terms.

“Attributable Value” means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with

Canadian GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.

“Cable Television System” means the business of carrying on a licensed cable distribution undertaking under the Broadcasting Act (Canada).

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian GAAP and which has a term of at least 12 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of corporate stock of such Person, including, in the case of an unincorporated entity, securities of such Person entitled to rights similar to those of corporate stock.

“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, after deducting therefrom (i) all current liabilities (excluding any Debt classified as a current liability), (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discounts and financing costs and all other like intangible assets (excluding any broadcast or spectrum licenses or permits in respect of Cable Television Systems, direct-to-home services, satellite services, telephony services or wireless telephony services) and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent consolidated balance sheet of such Person prepared in accordance with Canadian GAAP (but, in any event, as of a date within 150 days of the date of determination).

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination, (vii) every payment obligation under interest rate or currency protection agreements of such Person payment of which could not be considered as interest in accordance with Canadian GAAP, and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

“Disqualified Stock” of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Debt Securities.

“Governmental Authority” means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have the meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, security interest, lien, charge or other security agreement or encumbrance of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing and any lease of property or assets for a term of more than 12 months).

“Non-Recourse Debt” means Debt (a) for which none of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System, is directly or indirectly liable, unless (i) such liability is expressly subordinated in right of payment to the prior payment of all principal of and interest on the Debt Securities, or (ii) such liability may be satisfied, at the option of the Corporation, by the issuance of Capital Stock which is not Disqualified Stock, and (b) no default with respect to any such Debt would permit the holder of any other Debt of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System to accelerate the maturity of such other Debt.

“Permitted Subsidiary Guarantee” means a Guarantee given by a Subsidiary in favour of holders of Debt, provided that (i) such Debt is permitted to be incurred hereunder and (ii) contemporaneously with entering into any such Permitted Subsidiary Guarantee, such Subsidiary also enters into a Guarantee for the benefit of all holders of Debt Securities and the Trustee (the “Qualifying Guarantee”) which Qualifying Guarantee shall rank pari passu with the Permitted Subsidiary Guarantee and shall apply to all of the obligations outstanding under the Debt Securities and the Trust Indenture from time to time. Any such Qualifying Guarantee may also provide that it shall be released if at any time (i) the Permitted Subsidiary Guarantee has been released, or (ii) the guarantor ceases to be a Subsidiary of the Corporation, unless in either case a Default or an Event of Default has occurred and is continuing at such time.

“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or Governmental Authority.

“Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior to, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person and shall be valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends.

“Purchase Money Obligations” means any monetary obligations (including a Capital Lease Obligation and rental obligations under any other lease for a term of more than 12 months) created, assumed or incurred prior to, at any time of, or within 12 months after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof; provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any Lien given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

“Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such

Person which has been or is being sold or transferred by such Person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

“Satellite DTH Business” means the business of carrying on a licensed broadcast distribution undertaking under the Broadcasting Act (Canada) via direct-to-home satellite.

“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debt Security, the fixed date or dates specified in the related Series Supplement on which such principal or interest is due and payable.

“Subsidiary” of any Person means a Person more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

Registered Global Debt Securities

The registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Debt Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Registered Global Debt Security may not be transferred except as a whole by the Depository for a Registered Global Debt Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Registered Global Debt Security will be described in the Prospectus Supplement relating to that series. Shaw anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Debt Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by that Registered Global Debt Security to the accounts of those persons having accounts with that Depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Debt Securities or by Shaw if those Debt Securities are offered and sold directly by Shaw. Ownership of beneficial interests in a Registered Global Debt Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Debt Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Debt Security.

So long as the Depository for a Registered Global Debt Security or its nominee is the registered owner thereof, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by that Registered Global Debt Security for all purposes under the Trust Indenture. Except as provided below, owners of beneficial interests in a Registered Global Debt Security will not be entitled to have Debt Securities of the series represented by that Registered Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of that series in definitive form and will not be considered the owners or holders of those Debt Securities under the Trust Indenture.

Principal, premium, if any, and interest payments on a Registered Global Debt Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Debt Security. None of Shaw, the Trustee or any paying agent for Debt Securities of the series represented by that Registered Global Debt Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Debt Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Shaw expects that the Depository for a Registered Global Debt Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Debt Security as shown on the records of that Depository or its nominee. Shaw also expects that payments by participants to owners of beneficial interests in that Registered Global Debt Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.

If the Depository for a Registered Global Debt Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by Shaw within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” with respect to a particular series of Debt Securities has occurred and is continuing, Shaw will issue registered Debt Securities of that series in definitive form in exchange for that Registered Global Debt Security. In addition, Shaw may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Registered Global Debt Securities and, in that event, will issue registered Debt Securities of that series in definitive form in exchange for all of the Registered Global Debt Securities representing the Debt Securities of that series.

DESCRIPTION OF EQUITY SECURITIES

This section describes the terms of the Equity Securities.

General

The following sets forth the terms and provisions of the existing share capital of the Corporation. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The authorized share capital of Shaw consists of a limited number of Class A Participating Shares (the “Class A Shares”) which are voting, an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”, and together with the Class A Shares, the “Shaw Shares”), an unlimited number of Class 1 preferred shares (the “Class 1 Preferred Shares”), issuable in series and an unlimited number of Class 2 preferred shares (the “Class 2 Preferred Shares”), issuable in series.  As at August 31, 2010, there were 22,520,064 Class A Shares, 410,622,001 Class B Non-Voting Shares and no preferred shares outstanding.

Note that the description of specific terms and provisions of any Class 1 Preferred Shares or Class 2 Preferred Shares in a Prospectus Supplement will supplement and may modify or replace the terms and provisions described in this section. If there are differences between a Prospectus Supplement and this Prospectus, the Prospectus Supplement will govern.

Class A Shares and Class B Non-Voting Shares

Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privilege”).

Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend, and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

Dividends

In general, subject to the rights of any preferred shares outstanding from time to time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, during each Dividend Period (as defined below), the dividends (other than stock dividends) declared and paid on the Class A Shares will always be $0.0025 per share per annum less than the dividends declared and paid in such Dividend Period to holders of the Class B Non-Voting Shares, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Shaw Shares and in the event of any issue of Shaw Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the Board of Directors have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Shaw Shares.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Shaw Shares will be paid or distributed equally, share for share, to the holders of Shaw Shares without preference or distinction.

Conversion Privilege

Any holder of Class A Shares may, at any time or from time to time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted. Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time to time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

(a)	“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

(b)	“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(c)	“Exclusionary Offer” means an offer to purchase Class A Shares that:

(i)	must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(ii)	is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

(d)	“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

(e)	“Offer Date” means the date on which an Exclusionary Offer is made; and

(f)	“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to certain exceptions, the foregoing conversion right shall not come into effect if:

(a)	prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)	tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)	transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(b)	as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Class A Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)	that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)	that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(c)	as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either clause (a) or (b) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

Modification

Neither class of Shaw Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of Shaw Shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

Redemption

The Shaw Shares are not redeemable at the option of either Shaw or the holder of any such Shaw Shares.

Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time to time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. From time to time before any such issue, the Board of Directors may fix the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions or limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends, and whether or not the same shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any), and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of Shaw and its regulated subsidiaries by persons that are not Canadian. In order to ensure that Shaw and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the Articles of Shaw require the Board of Directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the Board of Directors is required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of Shaw and its regulated subsidiaries to obtain, maintain, amend or renew a licence to carry on any business. The Articles of Shaw further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may to the extent permitted by corporate or communications statutes sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The Articles of Shaw also give the Board of Directors the right to refuse to issue or register the transfer of shares of any class in the capital of Shaw if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the Board of Directors may request for the purposes of administering these share constraints.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be.

We have delivered an undertaking to the securities regulatory authority in each of the provinces of Canada that we will not distribute Warrants to any member of the public in Canada unless the Prospectus Supplement containing the specific terms of the Warrants to be distributed is first approved for filing by the securities commission or similar regulatory authority in each of the provinces of Canada where such Warrants will be distributed.

Each series of Warrants will be issued under a separate Warrant agreement to be entered into between Shaw and one or more banks or trust companies acting as Warrant agent. A copy of each applicable Warrant agreement will be filed by Shaw with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by Shaw and will be available electronically at www.sedar.com.

The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of Shaw and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Equity Warrants

The Prospectus Supplement relating to the particular Equity Warrants offered thereby will describe the terms of such Equity Warrants, including, where applicable:

(i)	the specific designation and aggregate number of Equity Warrants;

(ii)	the price at which the Equity Warrants will be issued;

(iii)	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(iv)	the currency or currencies in which the Equity Warrants will be offered;

(v)	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

(vi)	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(vii)	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(viii)	the minimum or maximum amount of Equity Warrants that may be exercised at any one time;

(ix)	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions; and

(x)	any other material terms of the Equity Warrants.

Debt Warrants

The Prospectus Supplement relating to the particular Debt Warrants offered thereby will describe the terms of such Debt Warrants, including, where applicable:

(i)	the specific designation and aggregate number of Debt Warrants;

(ii)	the price at which the Debt Warrants will be issued;

(iii)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(iv)	the currency or currencies in which the Debt Warrants will be offered;

(v)	the aggregate principal amount, price, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of each Debt Warrant;

(vi)	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vii)	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(viii)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(ix)	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

(x)	any other material terms of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

Shaw may issue Share Purchase Contracts, representing contracts obligating holders to purchase from or sell to Shaw, and obligating Shaw to purchase from or sell to the holders, a specified number of Class B Non-Voting Shares or Class 1 Preferred Shares or Class 2 Preferred Shares, as applicable, at a future date or dates. The Prospectus Supplement relating to the particular Share Purchase Contracts offered thereby will describe the terms of such Share Purchase Contracts and, as applicable, the terms of the relevant series of Class 1 Preferred Shares or Class 2 Preferred Shares.

We have delivered an undertaking to the securities regulatory authority in each of the provinces of Canada that we will not distribute Share Purchase Contracts to any member of the public in Canada unless the Prospectus Supplement containing the specific terms of the Share Purchase Contracts to be distributed is first approved for filing by the securities commission or similar regulatory authority in each of the provinces of Canada where such Share Purchase Contracts will be distributed.

The price per Class B Non-Voting Share, Class 1 Preferred Shares or Class 2 Preferred Shares, as applicable, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula contained in the Share Purchase Contracts. Shaw may issue Share Purchase Contracts in accordance with applicable laws and in such amounts and in as many distinct series as it determines from time to time.

The applicable Prospectus Supplement may contain, where applicable, the following information about the Share Purchase Contracts issued under it:

•	whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Class B Non-Voting Shares, Class 1 Preferred Shares or Class 2 Preferred Shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not;

•	whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of the relevant Equity Securities;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts; and

•	whether the Share Purchase Contracts will be issued in fully registered or global form.

The preceding description and any description of Share Purchase Contracts in an applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Share Purchase Contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such Share Purchase Contracts.

DESCRIPTION OF UNITS

Shaw may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement before purchasing Securities offered under the applicable Prospectus Supplement.

Further information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus, including the annual management’s discussion and analysis of the financial condition and operations of Shaw under the heading “Introduction to the Business — Known Events, Trends, Risks and Uncertainties” and any interim management’s discussion and analysis of the financial condition and operations of Shaw under the heading “Risks and Uncertainties”. See “Where You Can Find More Information”.

Any of those risks, as well as others not known to Shaw and potentially beyond Shaw’s control, could materially adversely affect Shaw’s business, financial condition or results of operations.

No Existing Trading Market

There is currently no market through which the Debt Securities, Class 1 Preferred Shares, Class 2 Preferred Shares, Warrants, Share Purchase Contracts or Units may be sold and purchasers of such Securities may not be able to resell such Securities. There can be no assurance that an active trading market will develop for the Debt Securities, Class 1 Preferred Shares, Class 2 Preferred Shares, Warrants, Share Purchase Contracts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between Shaw and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which such Securities will trade in the public market subsequent to such offering. See “Plan of Distribution”.

Foreign Currency Risks

In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit Ratings

There is no assurance that a credit rating, if any, assigned to Securities, will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency. A revised or withdrawal of such rating may have an adverse effect on the market value of such Securities.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Securities. The market price or value of the Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Holding Company Structure

In this section, the term the “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries, unless the context otherwise requires.

Substantially all of the Corporation’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations depends primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Corporation through the issuance of equity and debt and from the proceeds from the sale of assets. The Corporation’s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to any Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

In addition, because the Corporation is a holding company, the Securities are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries. Should any of the Corporation’s subsidiaries be liquidated, restructured or become insolvent, the Corporation’s ability to meet its financial obligations, including its obligations in relation to the Securities, would be affected to the extent that such subsidiaries could no longer make payments to the Corporation. In addition, any right of the Corporation as an equity holder to participate in any distribution of the assets of any of the Corporation’s subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiaries (and the consequent right of the holders of Securities to participate in such distributions) will be subject to the claims of the creditors (including trade creditors) and any preferred shareholders of such subsidiaries.

LEGAL MATTERS

Unless otherwise specified in the applicable Prospectus Supplement relating to Securities, certain legal matters will be passed upon for the Corporation by Fraser Milner Casgrain LLP, Calgary, Alberta, and by Sherman & Howard LLC, Denver, Colorado. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Sherman & Howard LLC.

The partners and associates of Fraser Milner Casgrain LLP and Sherman & Howard LLC as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been (or will be) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part:

•	the documents listed in the third paragraph under “Where You Can Find More Information” in this Prospectus;

•	reconciliation of Canadian GAAP and U.S. GAAP for the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and the statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

•	consents of independent registered public accounting firm and legal counsel;

•	powers of attorney from directors and officers of Shaw; and

•	the Trust Indenture.

PLAN OF DISTRIBUTION

The Corporation may sell Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by Shaw in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to Shaw and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

Underwriters, dealers and agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Each issue of Debt Securities, Class 1 Preferred Shares, Class 2 Preferred Shares, Warrants, Share Purchase Contracts and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a specific issue thereof, such Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in such Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in such Securities or as to the liquidity of the trading market for such Securities. See “Risk Factors”.

PRIOR SALES

Pursuant to the Corporation’s employee stock option plan, during the 12-month period prior to the date of this prospectus, the Corporation (i) granted 3,829,000 options to acquire an aggregate of 3,829,000 Class B Non-Voting Shares at a weighted average exercise price of $19.51 per share and (ii) issued 3,384,909 Class B Non-Voting Shares on the exercise of 3,384,909 options at a weighted average price of $16.69 per share. No debt securities have been issued by the Corporation during the 12 months prior to the date of this prospectus.

PRICE RANGE AND TRADING VOLUME OF SHAW SHARES

The Class B Non-Voting Shares are listed on the Toronto Stock Exchange under the symbol SJR.B and the New York Stock Exchange under the symbol SJR. The Class A Shares are listed on the TSX Venture Exchange under the symbol SJR.A. The following table sets forth the monthly closing price range and volume traded on the identified Canadian marketplace for the Class A Shares and the Class B Non-Voting Shares.

	TSX Venture — C$	TSX — C$
	SJR.A	SJR.B

November 2009
High	23.90	20.60
Low	20.40	19.07
Volume	4,330	18,131,101

December 2009
High	23.45	22.02
Low	22.00	20.34
Volume	5,080	17,477,133

January 2010
High	23.60	21.71
Low	22.60	19.76
Volume	6,655	17,823,646

February 2010
High	23.74	20.35
Low	20.75	19.12
Volume	11,995	20,501,322

March 2010
High	25.00	20.85
Low	21.70	19.87
Volume	10,439	31,439,592

April 2010
High	23.00	20.25
Low	22.00	19.02
Volume	1,455	16,018,237

May 2010
High	23.00	19.64
Low	20.25	18.37
Volume	5,201	21,123,857

June 2010
High	22.50	20.20
Low	20.55	18.90
Volume	7,764	20,818,474

	TSX Venture — C$	TSX — C$
	SJR.A	SJR.B

July 2010
High	22.25	20.71
Low	21.58	19.24
Volume	9,142	14,834,947

August 2010
High	24.00	21.96
Low	22.70	20.10
Volume	4,591	19,077,213

September 2010
High	25.24	22.84
Low	22.87	21.70
Volume	3,990	22,041,954

October 2010
High	25.00	23.50
Low	23.00	21.65
Volume	3,175	22,236,093

November 1 to 17, 2010
High	24.50	21.97
Low	23.50	20.58
Volume	2,600	12,802,067

EXPERTS

The audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and the statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, have been incorporated by reference in this Prospectus and in the U.S. Registration Statement of which this Prospectus forms a part, in reliance upon the reports of Ernst & Young LLP, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.